Philips announces sale of 887 million shares in TSMC

Monday, March 12, 2007
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has sold approximately 887 million shares of common stock in Taiwan Semiconductor Manufacturing Company Ltd (TAIEX: 2330, NYSE: TSM) to long-term financial investors in Taiwan. Through these transactions, Philips has implemented the first step of the multi-phased plan to facilitate an orderly exit from its shareholding in TSMC, which was announced on March 9, 2007.
The sale of these shares, closed today, will provide Philips with proceeds of approximately EUR 1,300 million, and will result in a non-taxable gain of approximately EUR 725 million in Philips’ financial results for the first quarter of 2007.

As a result of this transaction, Philips currently holds approximately 3,301 million shares in TSMC, reflecting a lowering of Philips’ holding in TSMC from 16.2 percent to 12.8 percent.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry industry’s largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC’s corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see www.tsmc.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.